Exhibit (d)(2)

LIMITED GUARANTY

THIS LIMITED GUARANTY, dated as of December 23, 2024 (this “Limited Guaranty”), sets forth the terms and conditions of the guarantee of each of the undersigned entities set forth on the signature pages hereto under the heading “Guarantors” (collectively, the “Guarantors” and each of them a “Guarantor”), in favor of NeueHealth, Inc., a Delaware corporation (the “Company”), in connection with the entry into the Agreement and Plan of Merger dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, NH Holdings 2025, Inc., a Delaware corporation (“Parent”), and Holdings Acquisition 2025, Inc, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used, but not otherwise defined, herein shall have the meanings ascribed to them in the Merger Agreement.

1.          Limited Guaranty.

(a)        Upon the terms and subject to the conditions set forth in this Limited Guaranty, each Guarantor, severally (and not jointly), and on a pro rata basis in accordance with the percentages indicated on Exhibit A (each such Guarantor’s “Pro Rata Portion”), hereby absolutely, irrevocably and unconditionally guarantees to the Company the due, punctual and complete payment of all of the liabilities and obligations of the Parent Parties under the Merger Agreement, including the payment to the Company of any monetary damages to which the Company is entitled pursuant to, and as limited by, Section 8.3(b) of the Merger Agreement (the “Guaranteed Obligations”), in an aggregate amount up to the Parent Damages Limitation.

(b)        Notwithstanding anything to the contrary in this Limited Guaranty or in any other document or agreement, the maximum aggregate liability of each Guarantor under or in respect of this Limited Guaranty shall not exceed such Guarantor’s Pro Rata Portion of the Parent Damages Limitation. The Company (on behalf of itself and the other Company Related Parties, as defined below) hereby agrees that neither the Guarantors nor any Guarantor Affiliate (as defined below) shall have any obligation or liability to any Person relating to, arising out of or in connection with, this Limited Guaranty, the Merger Agreement and/or the Equity Commitment Letter, other than a Retained Claim (as defined below). Each Guarantor’s obligations to pay its Pro Rata Portion of the Guaranteed Obligations shall be automatically reduced by the full amount paid to the Company by or on behalf of Parent with respect to the Guaranteed Obligations and in no event shall the same amounts that are due and payable by Parent under and pursuant to Section 8.3(b) of the Merger Agreement be payable, and in no event shall Parent or the Guarantors pay such amounts, on more than one occasion resulting in duplication of recovery.

(c)         All payments hereunder shall be made in lawful money of the United States, by wire transfer of immediately available funds.

2.           Conditions to Obligations. The obligation of the Guarantors to fund the Guaranteed Obligations is subject to all or a portion of the Guaranteed Obligations becoming due and payable by Parent pursuant to the Merger Agreement. For the avoidance of doubt, the obligations of Parent under the Merger Agreement shall be determined in accordance with the terms thereof, and nothing in this Limited Guaranty shall amend, modify, expand or waive any of the terms of the Merger Agreement, any defenses that Parent may have to any assertion of liability or obligation against Parent under the Merger Agreement or any rights or remedies that the Company may have under the Merger Agreement.

3.            Terms of Limited Guaranty.

(a)       This Limited Guaranty is one of payment, not collection, and a separate Action or Actions in a Chosen Court (as defined below) by the Company may be brought and prosecuted against the Guarantors to enforce this Limited Guaranty, irrespective of whether any Action or Actions is brought against Parent, Merger Sub or any other Person or whether Parent, Merger Sub or any other Person is joined in any such Action or Actions.

(b)        Without amending or limiting paragraph 3(e) or paragraph 4, the liability of the Guarantors under this Limited Guaranty shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional, irrespective of:

(i)         the value, genuineness, validity, illegality or enforceability of the Merger Agreement or the Equity Commitment Letter or any other agreement or instrument referred to herein or therein (other than in the case of (A) defenses to the payment of the Guaranteed Obligations that are available to Parent and/or Merger Sub under the Merger agreement or (B) breach by the Company of this Limited Guaranty);

(ii)        any change in the corporate (or limited liability company or partnership) existence, structure or ownership of Parent, Merger Sub or any Guarantor or any release or discharge of any obligation of Parent, Merger Sub or any Guarantor under the Merger Agreement resulting therefrom;

(iii)       any insolvency, bankruptcy, reorganization, moratorium, dissolution, liquidation or other similar proceeding affecting Parent, Merger Sub or any Guarantor or any of their respective assets;

(iv)       any waiver, amendment or modification of the Merger Agreement in accordance with its terms, or change in the time, manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, any Guaranteed Obligation or any agreement entered into by any party to the Merger Agreement in connection therewith;

(v)        the existence of any claim, set off or other right that a Guarantor may have at any time against Parent, Merger Sub or the Company, whether in connection with any Guaranteed Obligation or otherwise (subject to paragraph 3(e));

(vi)      the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any Guarantor or the adequacy of any means the Company may have of obtaining payment related to the Guaranteed Obligations;

(vii)      the addition, substitution or release of any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement;

(viii)    any change in Laws of any jurisdiction, or any present or future Order, amending, varying, reducing or otherwise affecting the validity or enforcement of any Guaranteed Obligations or the obligations of any Guarantor in respect of any Guaranteed Obligations; or

(ix)       any other state of facts, act or omission that may or might in any manner or to any extent vary the risk of any Guarantor or otherwise operate as a release or discharge of any Guarantor as a matter of law or equity (other than as a result of the indefeasible payment in full of the Guaranteed Obligations, the termination of any Guarantor’s obligations hereunder pursuant to paragraph 4 or the assertion of defenses as permitted by paragraph 3(e)).

(c)       Each Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Limited Guaranty or acceptance of this Limited Guaranty. The Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guaranty, and all dealings between Parent or the Guarantors, on the one hand, and the Company, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guaranty. When pursuing its rights and remedies hereunder against any Guarantor, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent, Merger Sub or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent, Merger Sub or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of Parent or any such other Person or any right of offset, shall not relieve any Guarantor of any liability or obligation hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company.

(d)       The Company shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization, insolvency, moratorium, dissolution, liquidation or similar proceeding, and the failure of the Company to so file shall not affect any Guarantor’s obligations hereunder. Notwithstanding any other provision of this Limited Guaranty or in any other document or agreement, in the event that any payment to the Company in respect of any Guaranteed Obligation is rescinded or must otherwise be (and is) returned for any reason whatsoever, each Guarantor shall remain liable hereunder with respect to its Pro Rata Portion of the Guaranteed Obligations as if such payment had not been made.

(e)        Notwithstanding any other provision of this Limited Guaranty or in any other document or agreement, the Company hereby agrees (on its own behalf and on behalf of the other Company Related Parties) that each Guarantor may assert as a defense to, or release or discharge of, any payment or performance by such Guarantor under or in respect of this Limited Guaranty any defense, discharge or release that Parent or Merger Sub could assert against the Company under the terms of the Merger Agreement, including, without limitation, any breach by the Company of any representation, warranty or covenant contained therein that would relieve Parent or Merger Sub of its obligations under the Merger Agreement, but in each case excluding any defenses, discharges or releases that may be available or apply by virtue of any bankruptcy, insolvency, reorganization, liquidation, stay, moratorium or other similar Laws.

(f)        Without amending or limiting paragraph 3(e) or paragraph 4, each Guarantor irrevocably waives (x) any promptness, diligence, acceptance hereof, presentment, demand, protest and any notice of any kind not required to be provided by the Company to Parent or Merger Sub under or in connection with the Merger Agreement and (y) any and all other rights and defenses arising by reason of any Law that would otherwise require any election of remedies by the Company, other than defenses that are available to (i) Parent or Merger Sub under the Merger Agreement or any of the agreements, certificates and other documents executed by the Company in connection with the transactions contemplated by the Merger Agreement (such other agreements, certificates and documents, the “Ancillary Agreements”) (excluding any defenses that may be available by virtue of any bankruptcy, insolvency, reorganization, liquidation, stay, moratorium or other similar Laws) and (ii) a Guarantor in respect of a breach by the Company of any of its covenants or agreements in this Limited Guaranty. Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.

4.          Termination of Guarantor Obligations. All obligations of the Guarantors under and in respect of this Limited Guaranty shall automatically and immediately terminate ab initio, and be null and void, and expire, and the Company shall have no rights, obligations or liabilities hereunder and the Guarantors and the Guarantor Affiliates shall have no rights, obligations or liabilities hereunder in connection with or related to this Limited Guaranty, from and after the earliest to occur of the following:

(i)         the Closing (including delivery of the aggregate Per Share Merger Consideration payable to the Eligible Holders to the Paying Agent) and the funding in full of the Commitment (as defined in the Equity Commitment Letter) under the Equity Commitment Letter, as such Commitment may be reduced pursuant to the terms thereof;

(ii)         the indefeasible payment to the Company by or on behalf of the Guarantors or Parent of the Guaranteed Obligations hereunder in an amount equal to the Parent Damages Limitation or such lesser amount as may be forth in a final, non‑appealable order of a Chosen Court or by written agreement of the Guarantors and the Company;

(iii)       the 90th day after the valid termination of the Merger Agreement in accordance with its terms (other than pursuant to Section 8.1(b) of the Merger Agreement, which is addressed by clause (iv) below) unless prior to the 90th day after such termination, the Company shall have commenced an Action against Parent or the Guarantors alleging that all or a portion of the Guaranteed Obligations are payable by Parent under Section 8.3(b) of the Merger Agreement (a “Qualifying Suit”);

(iv)       the termination of the Merger Agreement in accordance with its terms pursuant to Section 8.1(b) of the Merger Agreement; and

(v)        the Company or any of its controlled Affiliates institutes any Action or makes any written claim against any Guarantor or any Guarantor Affiliate in any such Action (A) asserting that any of the provisions of this Limited Guaranty limiting the liability of any Guarantor or any Guarantor Affiliate are illegal, invalid or unenforceable in whole or in part or any Guarantor is liable in excess of or to a greater extent than such Guarantor’s Pro Rata Portion of the Guaranteed Obligations or the Parent Damages Limitation in connection with this Limited Guaranty, (B) arising under, or in connection with, this Limited Guaranty, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated hereby or thereby, other than a Retained Claim, or (C) in respect of a Retained Claim in any court other than a Chosen Court.

In the event that the Merger Agreement has been terminated in accordance with its terms and a Qualifying Suit is filed prior to the 90th day after such termination, this Limited Guaranty shall remain in effect and (A) the Guarantors shall not have any further liability or obligation under this Limited Guaranty from and after the earliest of (i) a final, non‑appealable resolution by a Chosen Court of such Qualifying Suit determining that either (x) Parent and Merger Sub do not have any liability to the Company under the Merger Agreement in respect of the Guaranteed Obligations or (y) the Guarantors do not owe any amount pursuant to paragraph 1 of this Limited Guaranty, (ii) a written agreement between the Guarantors and the Company (with the prior approval of the Special Committee) terminating the obligations and liabilities of the Guarantors with respect to the Guaranteed Obligations, and (iii) the indefeasible payment in full of the Guaranteed Obligations determined by a Chosen Court in a final, non‑appealable judgment to be due and owing (or agreed in writing by the Company to be due and owing) by or on behalf of Parent or the Guarantors, and (B) for the avoidance of doubt, the Guarantors shall remain liable under this Limited Guaranty solely with respect to each Guarantor’s Pro Rata Portion of the Guaranteed Obligations pertaining to such Qualifying Suit on the terms and subject to the conditions and limitations set forth herein (including, for the avoidance of doubt, the Parent Damages Limitation).

5.            Exclusive Remedy; No Recourse; Other Agreements.

(a)        The Company acknowledges and agrees, on its own behalf and on behalf of the other Company Related Parties, that neither Parent nor Merger Sub has any assets, other than, in each case, its rights under the Merger Agreement and, in the case of Parent, the Equity Commitment Letter, and that no funds are expected to be contributed to Parent or Merger Sub unless the Closing occurs, and that, except for rights of the Company to the extent expressly provided in the Equity Commitment Letter subject to all of the terms, conditions and limitations therein, the Company shall not have any right to cause any assets to be contributed to Parent by the Guarantors, any Guarantor Affiliate or any other Person.

(b)        The Company, on its own behalf and on behalf of the other Company Related Parties, further agrees and acknowledges that no Person other than the Guarantors has any obligations hereunder and that, notwithstanding that any Guarantor may be a partnership or limited liability company, recourse or right of recovery against, or contribution from, (i) Parent or Merger Sub, (ii) any former, current or future general or limited partner, stockholder, holder of any equity, partnership or limited liability company interest, officer, member, manager, director, employee, agent, attorney, controlling Person, assignee or Affiliate or other Representative (as defined below) of or any fund under common control with any Guarantor, Parent or Merger Sub, (iii) any lender or prospective lender, lead arranger, arranger, agent or Representative of or to Parent or Merger Sub or (iv) any former, current or future general or limited partner, stockholder, holder of any equity, partnership or limited liability company interest, officer, member, manager, director, employee, agent, attorney, controlling Person, assignee, Subsidiary or Affiliate or other Representative of any of the foregoing (those Persons described in the foregoing clauses (i) through (iv), but excluding the Guarantors, being referred to herein collectively as “Guarantor Affiliates”), through any Guarantor, Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate (or limited liability company or partnership) veil or similar Action, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, by or through a claim by or on behalf of any Guarantor, Parent or Merger Sub or against any Guarantor or any Guarantor Affiliate, or otherwise, in each case, under this Limited Guaranty, except for Retained Claims.

(c)        Notwithstanding anything to the contrary that may be expressed or implied in this Limited Guaranty or any document or instrument delivered in connection herewith, the Company hereby covenants and agrees that it shall not, and shall cause each of its controlled Affiliates and instruct the other Company Related Parties not to, institute, directly or indirectly, any Action or bring any other claim arising under, or in connection with, this Limited Guaranty, the Merger Agreement, the Equity Commitment Letter, the other Ancillary Agreements or the transactions contemplated hereby or thereby, against any Guarantor or any Guarantor Affiliate except for the following: (i) Actions and claims by the Company against any Guarantor (or its assignees or successors) under and in accordance with, and subject to all of the terms, conditions and limitations in, this Limited Guaranty, (ii) Actions and claims by the Company against Parent or Merger Sub (or their respective assignees or successors) under and in accordance with the Merger Agreement, including, without limitation, the Company’s right to specific performance pursuant to Section 10.1 of the Merger Agreement, (iii) (A) to the extent (but only to the extent) the Company is expressly entitled to cause Parent to enforce the Equity Commitment Letter in accordance with Section 3 of the Equity Commitment Letter subject to all of the terms, conditions and limitations therein, Actions and claims by the Company against Parent seeking to cause Parent to enforce the obligations of the Guarantors to fund the Commitment (as defined in the Equity Commitment Letter) under and in accordance with the Equity Commitment Letter, and (B) Actions and claims by the Company seeking to enforce its third party beneficiary rights under and in accordance with the Equity Commitment Letter, and (iv) Actions and claims by any party to the Confidentiality Agreement against any other party to the Confidentiality Agreement under and in accordance with the Confidentiality Agreement (clauses (i) – (iv), collectively, the “Retained Claims”). Notwithstanding any provision of this Limited Guaranty, no provision of this Limited Guaranty shall waive, limit, restrict or impair any Retained Claim.

(d)        Recourse with respect to Retained Claims by the Persons entitled to bring any such Retained Claim shall be the sole and exclusive remedy of the Company and the other Company Related Parties against the Guarantors or any Guarantor Affiliate in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the Equity Commitment Letter, this Limited Guaranty, the other Ancillary Agreements or the transactions contemplated hereby or thereby, and such recourse shall be subject to the limitations described herein or therein, as applicable.

6.          Continuing Limited Guaranty. Except to the extent that the obligations and liabilities of the Guarantors are terminated pursuant to paragraph 4 or are released, discharged or otherwise relieved pursuant to paragraph 3(e), this Limited Guaranty is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon each Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Company and its successors and permitted assigns. All obligations to which this Limited Guaranty applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7.           No Third-Party Beneficiaries. Except for the provisions of this Limited Guaranty which reference Guarantor Affiliates (each of which shall be for the benefit of and enforceable by each Guarantor Affiliate), the parties hereby agree that any and all provisions of this Limited Guaranty are solely for the benefit of the parties hereto and their respective successors and permitted assigns, and are not intended to, nor do they confer any benefits on, or create any rights or remedies in favor of, any Person other than the parties hereto and their respective successors and permitted assigns, including the right to rely upon the representations and warranties set forth herein.

8.          Relationship of the Parties. Each party hereto acknowledges and agrees that, notwithstanding anything contained herein to the contrary, (a) this Limited Guaranty is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Limited Guaranty nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise, and (b) the obligations of the Guarantors under this Limited Guaranty are solely contractual in nature. Notwithstanding anything to the contrary contained in this Limited Guaranty, the liability of each Guarantor with respect to this Limited Guaranty shall not exceed the lesser of (i) such Guarantor’s Pro Rata Portion of the Guaranteed Obligations due and owing hereunder and (ii) such Guarantor’s Pro Rata Portion of the Parent Damages Limitation. In no event shall Parent or any Guarantor be considered a “Company Related Party” or an “Affiliate”, “member”, “security holder” or “representative” of the Company or another Company Related Party for any purpose of this Limited Guaranty.

9.         Amendments, etc. Except for amendments solely to the extent necessary to assign all or any portion of the Guaranteed Obligations as set forth in and to the extent permitted under paragraph 16, this Limited Guaranty may not be amended or otherwise modified (in whole or in part) without the prior written consent of the Company (with the prior authorization of the Special Committee) and each Guarantor, and no waiver of any provision of this Limited Guaranty shall be effective against the party against whom the waiver is to be enforced without the prior written consent of such party. Each provision of this Limited Guaranty may only be waived by written instrument making specific reference to this Limited Guaranty signed by the party against whom enforcement of such provision so waived is sought (in the case of the Company, with the prior authorization of the Special Committee). No waiver by any party of any breach or violation of, or default under, this Limited Guaranty, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guaranty will operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.       Confidentiality. This Limited Guaranty is being provided solely in connection with the transactions contemplated by the Merger Agreement, and the Company agrees that it will not, nor will it permit any of its controlled Affiliates to, and will instruct the other Company Related Parties not to, disclose to any Person the contents or existence of this Limited Guaranty or the Equity Commitment Letter, or otherwise permit this Limited Guaranty or the Equity Commitment Letter to be disclosed, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement, the Equity Commitment Letter, the Proxy Statement and the Schedule 13E-3), except with the prior written consent of each Guarantor, provided that no such consent shall be required for disclosures by the Company (a) to its Affiliates, directors, employees and attorneys, (b) to the extent required by applicable Law or the rules of any national securities exchange and (c) in connection with any dispute or litigation relating to the Merger Agreement or the transactions contemplated by the Merger Agreement.

11.       Notices. All notices and other communications under this Limited Guaranty shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise), (ii) when sent by e-mail (with non-automated written confirmation of receipt) or (iii) one (1) Business Day following the day sent by a national overnight courier or an internationally recognized overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to any Guarantor, to:

c/o New Enterprise Associates
1954 Greenspring Drive, Suite 600
Timonium, MD 21093
Attn:        Stephanie Brecher
Email:      sbrecher@NEA.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
330 N Wabash Avenue, Suite 2800
Chicago, IL 60611
Attn:        Daniel R. Breslin

Email:      daniel.breslin@lw.com
Attn:        Max Schleusener
Email:      max.schleusener@lw.com

If to the Company to:

NeueHealth, Inc.
9250 NW 36th St., Suite 420
Doral, FL 33178
Attn:      Jeff Craig
Email:    jcraig@neuehealth.com

with a copy (which shall not constitute notice) to:

c/o Simpson Thacher & Bartlett LLP
2475 Hanover Street
Palo Alto, CA 94304
Attn:        Atif I. Azher
Email:     aazher@stblaw.com

12.        Governing Law. This Limited Guaranty, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of, or related to this Limited Guaranty or the negotiation, execution or performance of this Limited Guaranty (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Limited Guaranty), shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

13.        Jurisdiction; Venue; Service of Process. Each of the parties hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery lacks subject matter jurisdiction, the state or federal courts in the State of Delaware), and any appellate court from any thereof (in such order of priority, the “Chosen Courts”), in any Action arising out of or relating to this Limited Guaranty or the negotiation, execution or performance of this Limited Guaranty (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Limited Guaranty), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Action shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery lacks subject matter jurisdiction, the state or federal courts in the in the State of Delaware), (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Limited Guaranty or the negotiation, execution or performance of this Limited Guaranty (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Limited Guaranty) in the aforementioned courts, (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (d) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in paragraph 11 shall be effective service of process for any Action brought in any such court.

14.        Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, EXECUTION, PERFORMANCE AND ENFORCEMENT OF THIS LIMITED GUARANTY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR LIMITED GUARANTY AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS LIMITED GUARANTY, THE EQUITY COMMITMENT LETTER OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

15.        Representations and Warranties. Each Guarantor hereby represents and warrants to the Company that (a) it has all limited partnership, limited liability company, corporate or similar power and authority to execute, deliver and perform this Limited Guaranty; (b) the execution, delivery and performance of this Limited Guaranty by such Guarantor has been duly and validly authorized and approved by all necessary limited partnership, limited liability company, corporate or similar action by it; (c) this Limited Guaranty has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity); (d) the execution, delivery and performance by such Guarantor of this Limited Guaranty do not and will not breach, conflict with or violate the organizational documents of such Guarantor, any Laws applicable to such Guarantor or any Contracts to which it is a party or otherwise bound; (e) it has, and, until all of such Guarantor’s obligations under this Limited Guaranty are terminated in accordance with paragraph 4, will have, the financial capacity to pay and perform all of its obligations under this Limited Guaranty (whether in the form of uncalled capital commitments or other sources of immediately available funds); and (f) it is a limited partnership, limited liability company, corporation or other legal entity, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation.

16.        Assignment. Neither any Guarantor nor the Company may, directly or indirectly, assign any of its rights, interests or obligations hereunder to any other Person (by operation of law or otherwise) without the prior written consent of the other party hereto. Notwithstanding the foregoing, each Guarantor may assign all or any portion of its Pro Rata Portion of the Guaranteed Obligations to one or more affiliated investment funds of such Guarantor or any of its Affiliates, and its obligation hereunder to fund the Guaranteed Obligations will be reduced on a dollar‑for‑dollar basis by any amounts actually paid to the Company, directly or indirectly, by such Persons in respect of its Pro Rata Portion of the Guaranteed Obligations; provided that (a) no such assignment shall relieve such Guarantor of its obligations hereunder except to the extent actually performed and the Company shall not be required to seek to enforce its rights hereunder against any assignee prior to seeking to enforce its rights hereunder against such Guarantor and (b) such assignment does not result in any additional consent or approval of, or filing, declaration or registration with, any Governmental Authority being required to consummate the transactions contemplated by the Merger Agreement or have the effect of preventing, impairing or delaying the transactions contemplated by the Merger Agreement or the satisfaction of the Guaranteed Obligations. Any attempted assignment in violation of this paragraph 16 shall be null and void and of no force and effect.

17.       Complete Agreement. This Limited Guaranty, together with the Merger Agreement, the Equity Commitment Letter, the Confidentiality Agreement and the other documents contemplated hereby and thereby, constitutes the entire agreement of, by or among the parties hereto (and their respective Representatives and Guarantor Affiliates) with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings, agreements and/or arrangements, whether written or oral, with respect to such subject matter.

18.        Counterparts; pdf Format. This Limited Guaranty, and any amendments, modifications or waivers hereto, (a) may be executed in any number of counterparts, each of which will be deemed an original instrument, and all of which together will constitute one and the same agreement, and (b) to the extent signed and delivered by e‑mail delivery of a “.pdf” format data file or by any electronic signature, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e‑mail delivery of a “.pdf” format data file or any such electronic signature to deliver a signature to this Limited Guaranty or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e‑mail delivery of a “.pdf” format data file or any such electronic signature as a defense to the formation of a contract and each party hereto forever waives any such defense. This Limited Guaranty will become effective when duly executed by each party hereto.

19.        Headings; Construction. The headings contained in this Limited Guaranty are for convenience purposes only and will not in any way affect the meaning or be used in construing or interpretation hereof. The parties hereto have participated jointly in the negotiation and drafting of this Limited Guaranty. If any ambiguity or question of intent or interpretation arises, this Limited Guaranty shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Limited Guaranty.

20.        Severability. If any term or provision of this Limited Guaranty is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms or provisions of this Limited Guaranty shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; provided that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable hereunder in respect of the Guaranteed Obligations as provided in paragraph 1 (including, for the avoidance of doubt, the Parent Damages Limitation) and to the provisions of paragraph 5. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible.

21.       Equity Commitment Letter. Without limiting, waiving, restricting or impairing any of the Company’s rights under the Merger Agreement, the Company (on behalf of itself and the other Company Related Parties) hereby acknowledges that it has received a fully executed copy of the Equity Commitment Letter, and acknowledges and agrees that, except as expressly and to the extent provided in Section 3 of the Equity Commitment Letter, nothing contained herein or therein shall entitle the Company or any other Company Related Party to (a) enforce specifically the Equity Commitment Letter or (b) otherwise have any rights as a third party beneficiary against any Guarantor or Parent under the Equity Commitment Letter.

22.       Certain Definitions. For purposes of this Limited Guaranty, (a) “Company Related Party” means each and any of the following: (i) the Company, its Subsidiaries and their respective Representatives; (ii) former, current or future managers, directors, officers, employees, agents or other Representatives of any of the Persons described in clause (i) of this definition; or (iii) any successor, assignee or heir of any of the Persons described in clause (i) or (ii) of this definition and (b) “Representative” of any Person means such Person’s respective officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives.

* * * * * * *

IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guaranty as of the date first written above.

GUARANTORS:

NEA 18 VENTURE GROWTH EQUITY, L.P.

By: NEA PARTNERS 18 VGE, L.P.,
Its General Partner

By: NEA 18 VGE, LLC,
Its General Partner

By:	/s/ Stephanie Brecher
Name:	Stephanie Brecher
Title:	Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 17, L.P.
By: NEA PARTNERS 17, L.P.,
Its General Partner

By: NEA 17 GP, LLC,
Its General Partner

By:	/s/ Stephanie Brecher
Name:	Stephanie Brecher
Title:	Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 16, L.P.
By: NEA PARTNERS 16, L.P.,
Its General Partner

By: NEA 16 GP, LLC,
Its General Partner

By:	/s/ Stephanie Brecher
Name:	Stephanie Brecher
Title:	Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 15, L.P.
BY: NEA PARTNERS 15, L.P., Its General Partner
BY: NEA 15 GP, LLC, Its General Partner

By:	/s/ Stephanie Brecher
Name:	Stephanie Brecher
Title:	Chief Legal Officer

COMPANY:

NeueHealth, Inc

/s/ Jeff Craig
Name:
Title:

Exhibit A

Guarantor	Pro Rata Portion
New Enterprise Associates 15, L.P.	25%
New Enterprise Associates 16, L.P.	25%
New Enterprise Associates 17, L.P.	25%
NEA 18 Venture Growth Equity, L.P.	25%
Total	100.00%